UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM 6-K
                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                     Dated January 18, 2000

                       Creo Products Inc.
                      -------------------
                      (Name of Registrant)


                        3700 Gilmore Way
                         Burnaby, B.C.
                            V5G 4M1
            ----------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F     [X]                    Form 40-F     [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

           Yes     [ ]                    No     [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                             82-N/A

 Creo and Scitex Create a Leader in Worldwide Digital Prepress

Vancouver, Canada and Herzlia, Israel (January 18, 2000)   Creo Products Inc.
(NASDAQ: CREO; TSE: CRE) ('Creo') and Scitex Corporation Ltd. (NASDAQ: SCIX) ('Scitex') announced today that they have entered into an agreement to combine their prepress businesses in the worldwide market for digital prepress equipment. The combined entity will capitalise on strong synergies in technology, products, service and distribution to create a leading provider of worldwide digital prepress solutions.

Under the terms of the agreement, Creo will acquire the assets of Scitex's digital preprint business in exchange for 13.25 million Creo shares valued at some US$537 million, based on the closing price on January 14, 2000. Upon completion of the transaction, Scitex will become a major shareholder in Creo with about 27% of the outstanding shares (fully diluted). The new graphic
arts group tentatively named Creo/Scitex   will combine the prepress
operations of Scitex and Creo. It will operate as a division of Creo Products Inc., which will continue to trade under the name Creo (NASDAQ: CREO and TSE:
CRE).

In a separate press release issued today by Scitex Corporation Ltd., the company stated that in addition to its agreement with Creo, Scitex intends to increase its focus on digital printing and opportunities in Internet-related technologies in the imaging and media sectors. The existing Scitex businesses in these areas include Scitex Digital Printing (SDP), Scitex Wide Format Printing, 50% of Karat Digital Press, 50% of Vio Worldwide Limited, and 18% of Aprion Digital Ltd. Scitex Corporation Ltd. will continue to trade under the name Scitex (NASDAQ: SCIX).

Management of Creo Products Inc. will include representation from both companies. Raffi Amit, Chair of the Board of Creo Products Inc., and Yoav Z. Chelouche, President and Chief Executive Officer of Scitex Corporation Ltd., are to be Co-Chairs of the Board of Creo Products Inc. Amos Michelson, CEO of Creo Products Inc., and Dan Gelbart, Corporate President of Creo Products Inc., will continue in their roles. Rimon Ben-Shaoul, Chairman of the Board of Scitex Corporation Ltd., and Yoav Chelouche will join seven Creo directors on the board of Creo Products Inc.

"We are extremely excited about this development," said Amos Michelson. "Customers around the world will benefit from the product strengths of both companies. The combined R&D infrastructure will allow the new organization to rapidly develop innovative products and deliver maximum value to our customers. We will be in an excellent position at the forefront of digital technology in our fast-evolving industry."

Yoav Chelouche commented: "This move combines the industry's most recognized names and the best human talent with the widest portfolio of leading products and technologies, thereby enabling the new operation to offer enhanced delivery systems and technical support to its customers. We expect that this initiative will deliver significant value and benefit to the shareholders of both companies."

The new organization will operate in the digital prepress market, providing both the current Creo and Scitex product lines, including computer-to-plate and computer-to-film devices, digital front-end and variable information workflow solutions, inkjet and digital halftone proofing solutions, professional scanners, digital cameras, and imaging heads for digital offset applications. The combined operation will include all the prepress operations, products, and services of Creo and Scitex, and will continue to support all existing products for the foreseeable future. The Brisque and Prinergy workflow management systems will offer open connectivity to the output devices of both parties.

Creo corporate headquarters will remain in Vancouver, Canada. The global operations of Creo/Scitex will be managed from Vancouver and Herzlia, Israel. Distribution and support centers will be located in the U.S., Europe, Japan and Hong Kong. Three R&D and manufacturing sites will operate in Vancouver, Canada; Herzlia, Israel; and Bedford, Massachusetts, in addition to the manufacturing and R&D facilities of Creo's joint-venture partner Heidelberger Druckmaschinen AG in Kiel, Germany.

For the four quarters ending September 30, 1999, the combined digital prepress activities of Creo and Scitex generated revenues of approximately US$635 million and operating income of about US$60 million. The new organization is expected to bring together approximately 4,200 employees worldwide, of which 1,200 are in Israel, 1,250 in Canada and 1,750 in operations in the USA, Latin America, Europe, Asia/Pacific, Japan, the Middle East and Africa.

The transaction will be accounted for by Creo as a purchase and is expected to be accretive to Creo's earnings per share before goodwill in the year of closing. Closing of the transaction is subject to regulatory approvals and the approval of Creo's shareholders at a meeting to be held on March 30, 2000. Upon completion of the transaction, Scitex will enter into a five-year standstill agreement which, amongst other things, includes restrictions on acquiring additional Creo shares, as well as customary transfer, voting and other restrictions.

                           - ends

Notes

Based in Vancouver, Canada, Creo Products Inc. is a world-leading supplier of computer-to-plate (CTP) systems. The company offers a complete family of digital prepress solutions, including thermal imaging devices, copydot scanning systems, and workflow management software. Creo's innovation, technical excellence, and employee commitment are focused exclusively on providing digital prepress solutions to the graphic arts and printing industries. For additional information, please visit the Creo web site at www.creo.com.

Scitex Corporation Ltd., a world leader in digital imaging solutions for graphics communications, designs, develops, manufactures, markets, and supports products, systems, and devices primarily for the digital preprint and digital printing markets. Digital preprint includes image capture, output, proofing, and telecommunications solutions. Digital printing includes Scitex Digital Printing's very high-speed inkjet printers to variable long-run printing, wide-format inkjet printers, Karat's digital offset presses, and the company's print-on-demand digital front ends. A worldwide network of direct sales and service offices, dealers, resellers, and OEM partners provide global sales and customer support. For more information, please visit the Company's web site at www.scitex.com.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated cost savings, synergies, and other benefits of the transaction. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the following: (1) expected cost-savings and synergies from the transaction cannot be fully realized or take significantly longer to realize than expected; (2) revenues from the acquired operations are lower than expected or customer attrition and business disruption following the closing are greater than expected; (3) the integration of the acquired operations into Creo are more difficult, time-consuming, or expensive than anticipated, or the attrition rate of key employees of the acquired operations is greater than expected; (4) technological changes or changes in the competitive environment adversely affect Creo's products, market share, revenues or margins; or (5) changes in general economic, financial, or business conditions adversely affect Creo and the markets in which it operates.

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd. and Scitex Europe S.A. Karat is a trademark of Karat Digital Press B.V., and may be registered in certain jurisdictions. Vio is a trademark and service mark of Vio Worldwide Limited and is registered in certain jurisdictions.

Creo and the Creo logo are registered trademarks of Creo Products Inc.

Contacts:

Creo Products Inc.             Scitex Corporation Ltd.

Tom Kordyback                  Eyal Desheh
Chief Financial Officer        Corporate Vice President & Chief
Financial Officer
Vancouver, Canada              Herzlia, Israel
Tel: +1 604 451 2700           Tel: +972 9 959 7307
Fax: +1 604 437 9891           Fax: +972 9 959 7722
Time zone: GMT -8 hours        Time zone: GMT +2 hours

Boudewijn Neijens              Robert Nagle
General Manager, Creo Europe   Director of Investor Relations
Brussels, Belgium              Bedford, MA, USA
Tel: +32 2 711 1400            Tel: +1 781 280 7242
Fax: +32 2 720 9671            Fax:  +1 781 275 3430
E-mail: bneijens@creo.be       E-mail: robert_nagle@sta.scitex.com
Time zone: GMT +1 hour         Time zone: GMT -5 hours

Tracy Rawa                     Thomson Financial Investor Relations
Investor Relations             (advisers to Scitex Corporation Ltd.)
Vancouver, Canada
Tel: +1 604 451 2700           Angus I H Prentice
Fax: +1 604 437 9891           Senior Director, International Investor
E-mail: ir@creo.com              Relations
Time zone: GMT -8 hours        London
                               Tel:  +44 20 7395 7100
                               Fax:  +44 20 7395 7110
                               E-mail:  angus.prentice@thomsonir.com
                               Time zone: GMT


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